UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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______________ FORM 15 ______________	OMB Number: 3235-0167 Expires: October 31, 2007 Estimated average burden hours per response...........1.50

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13

and 15(d) of the Securities Exchange Act of 1934

Commission File No. 333-42423

J. CREW OPERATING CORP.

(Exact name of registrant as specified in its charter)

770 Broadway

New York, New York 10003

(212) 209-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 3/8 % SENIOR SUBORDINATED NOTES DUE 2007

9 3/4% SENIOR SUBORDINATED NOTES DUE 2014

(Title of each class of securities covered by this Form)

NONE

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, J. Crew Operating Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

J. CREW OPERATING CORP.

Date: August 29, 2006	By: /s/ James Scully
Name: James Scully Title: Executive Vice President and Chief Financial Officer